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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. 8 )*
                                         ---


                              Primark Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  741903 108
--------------------------------------------------------------------------------
                                (CUSIP Number)

Joseph E. Kasputys, 1000 Winter Street, Suite 4300, Waltham, Massachusetts 02154
                                (781) 466-6611
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 18, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 741903 108                                     PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph E. Kasputys
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,391,870

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,391,870

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,391,870

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.18%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

         In connection with Mr. Kasputys' exercise of certain stock options on December 18, 1997, Mr. Kasputys holds 5.18% of the outstanding common stock of Primark Corporation as of the date hereof.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Joseph E. Kasputys beneficially owns 1,391,870 Shares, of which 431,000 Shares are subject to option. The 1,391,870 Shares represent approximately 5.18% of the outstanding Shares of the Issuer as of January 19, 1998. Mr. Kasputys has sole voting and dispositive power with respect to all of such Shares. On December 18, 1997, Mr. Kasputys exercised a stock option covering 1,018,200 Shares. In connection with such exercise, Mr. Kasputys engaged in the following transactions relating to Primark Corporation Shares: (i) Delivered Shares in payment of the option exercise price; (ii) Authorized Primark Corporation to withhold from Shares that would otherwise be issuable in connection with the option exercise that number of Shares required to satisfy the tax withholding obligations attendant to the exercise; and (iii) Received 592,003 Shares as a result of the option exercise. Except for the transactions set forth in the immediately preceding sentence, Joseph E. Kasputys has not effected any transaction in Shares during the past sixty (60) days, and he knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares in which he has a beneficial interest.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         In connection with Primark Corporation's execution of an agreement with Litton Industries, Inc. concerning the sale of all of the outstanding common stock of Primark Corporation's subsidiary TASC, Inc. ("Transaction"), Mr. Kasputys executed a Voting Agreement dated as of December 8, 1997 pursuant to which he agreed, among other things, that he will vote all Owned Shares (as therein defined) in favor of the Transaction.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

1. Voting Agreement dated as of December 8, 1997 among Litton Industries, Inc. and the individual identified on the signature page thereto.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 1998


/s/ Joseph E. Kasputys
________________________________
Joseph E. Kasputys
Chairman, President and
Chief Executive Officer
Primark Corporation

                               VOTING AGREEMENT


          THIS VOTING AGREEMENT dated as of December 8, 1997 (this "Agreement") is entered into by and among Litton Industries, Inc. (the "U.S. Buyer"), and the individual identified on the signature page hereto (the "Shareholder").

                             W I T N E S S E T H:
                             - - - - - - - - - -

          WHEREAS, simultaneously with the execution of this Agreement, the U.S. Buyer, Litton U.K. Limited, a company incorporated under the laws of England and Wales and wholly-owned subsidiary of the U.S. Buyer (the "U.K. Buyer," and collectively with the U.S. Buyer, the "Buyer"), Primark Corporation (the "Parent"), Primark Holding Corporation, a Delaware corporation, and Primark Information Services UK Limited, a company incorporated under the laws of England and Wales, have entered into that certain Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), pursuant to which the U.S. Buyer has agreed, among other things, to purchase all of the capital stock of TASC, Inc., a Massachusetts corporation, and the U.K. Buyer has agreed, among other things, to purchase all of the capital stock of The Analytic Sciences Corporation Limited, a company incorporated under the laws of England and Wales;

          WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, and has the sole right to vote and dispose of, the number of shares of common stock in the Parent ("Parent Stock") set forth on Schedule 1 hereto; and

          WHEREAS, as an inducement and a condition to its entering into the Stock Purchase Agreement and incurring the obligations set forth therein, the Buyer has required that the Shareholder enter into this Agreement;

          NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein and in the Stock Purchase Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

          1.  Certain Definitions.  Capitalized terms used herein but not
              -------------------
defined shall have the respective meanings ascribed to them in the Stock Purchase Agreement. In addition, for purposes of this Agreement:

          "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to the Shareholder, "Affiliate" does not include the Subsidiaries of the Parent.

          "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person includes securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Executor" shall have the meaning set forth in Section 4(c).

          "Owned Shares" means, with respect to the Shareholder, the shares of Parent Stock owned by such Shareholder on the date hereof, together with any other shares of Parent Stock, or any other securities of Parent entitled, or which may be entitled, to vote generally in the election of directors and any securities convertible into or exercisable or exchangeable for such securities (whether or not subject to contingencies with respect to any matter or proposal submitted for the vote or consent of shareholders of Parent), now or hereafter Beneficially Owned by such Shareholder.

          "Parent Stock" shall have the meaning set forth in the recitals to this Agreement.

          "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

          "Stock Purchase" means the acquisition by the Buyer of capital stock pursuant to the terms of the Stock Purchase Agreement.

          "Subject Company" shall have the meaning set forth in Section 2.

          "Transfer" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.

          "Trustee" shall have the meaning set forth in Section 4(c).

          "Voting Period" shall have the meaning set forth in Section 2.

          2.   Voting of Owned Shares; Proxy.  The Shareholder hereby agrees
               -----------------------------
that during the period commencing on the date hereof and continuing until the earlier of (x) the consummation of the Stock Purchase and (y) termination of the Stock Purchase Agreement (such period being referred to as the "Voting Period"), at any meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the Parent's shareholders, however called, or in connection with any written consent of the Parent's shareholders, subject to the absence of a preliminary or permanent injunction or other final order by any United States or foreign federal or state court barring such action, such Shareholder shall vote (or cause to be voted) all Owned Shares: (i) in favor of the Stock Purchase and the execution and delivery by the Parent of the Stock Purchase Agreement and the approval and adoption of the Stock Purchase and the terms thereof and each of the other actions contemplated by the Stock Purchase Agreement and this Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Parent under the Stock Purchase Agreement or of the Shareholder under this Agreement or (B) impede, interfere with, delay, postpone, or adversely affect the Stock Purchase or the transactions contemplated by the Stock Purchase Agreement or this Agreement; and (iii) against the following actions (other than the Stock Purchase and the transactions contemplated by the Stock Purchase Agreement and this Agreement): (I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the subsidiaries of the Parent being acquired by the Buyer pursuant to the Stock Purchase Agreement (the "Subject Companies"), (II) any sale, lease or transfer of a material amount of the assets or business of the Subject Companies; and (III) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Stock Purchase or any of the transactions contemplated by the Stock Purchase Agreement or this Agreement or the contemplated economic benefits of any of the foregoing. The Shareholder shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in or referenced by this Section 2.

          3.   Restrictions on Transfer, Other Proxies.  The Shareholder shall
               ---------------------------------------
not, directly or indirectly: (i) Transfer to any Person any or all Owned Shares;
(ii) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Shares; or (iii) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or would result in a breach by the Shareholder of his obligations under this Agreement or a breach by the Parent of its obligations under the Stock Purchase Agreement; provided that the Shareholders shall be entitled to
                          --------
(x) deliver or sell to the Parent Owned Shares for the purpose of satisfying all or a portion of the exercise price or related tax liabilities incurred upon exercise of options or rights currently held by the Shareholder to acquire Parent Stock which, upon such acquisition, will become Owned Shares; (y) transfer by gift not more than 10,000 Owned Shares; and (z) transfer any number of Owned Shares to one or more third parties provided that such transferees agree to the terms of this Agreement.

          4.   Representations and Warranties of Shareholder.  The Shareholder
               ---------------------------------------------
hereby represents, warrants and covenants to the U.S. Buyer as follows:

          (a) The Shareholder has all necessary power and authority to execute and deliver this Agreement and perform his obligations hereunder.

          (b) This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights, and (ii) the remedy of specified performance and injunctive and other forms of equitable relief which may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (c) The Shareholder is either (i) the record holder and Beneficial Owner of, (ii) trustee of a trust that is the record holder or Beneficial Owner of, and whose beneficiaries are the Beneficial Owners (such trustee, a "Trustee") of, (iii) executor of an estate that is the record holder or Beneficial Owner of, and whose beneficiaries are the Beneficial Owners (such executor, an "Executor") of, or (iv) the Beneficial Owner but not the record holder of, its Owned Shares which, as of the date hereof, are set forth on
Schedule 1 hereto. The Shareholder has good and marketable title to all of such Shareholder's Owned Shares, free and clear of all liens, claims, options, proxies, voting agreements, security interests, charges and encumbrances. The Owned Shares constitute all of the capital stock of Parent Owned by the Shareholder, and except for the Owned Shares, neither the Shareholder nor any of his Affiliates Owns any shares of Parent Stock or any other securities of the Parent entitled to vote generally in the election of directors (whether or not subject to contingencies with respect to any matter or proposals submitted for the vote or consent of the shareholders of Parent). Except as provided in this
Section 4(c), the Shareholder has sole power to vote and to dispose of the Owned Shares, and sole power to issue instructions with respect to the Owned Shares to the extent appropriate in respect of the matters set forth in this Agreement, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

          (d) The Shareholder understands and acknowledges that the Parent is entering into the Stock Purchase Agreement, and is incurring the obligations set forth therein, in reliance upon the Shareholder's execution and delivery of this Agreement.

          (e) The Shareholder agrees with and covenants to the U.S. Buyer that the Shareholder shall not request that the Parent register the Transfer (book-entry or otherwise) of any certificated or uncertificated interest representing any of the securities of the Parent unless such Transfer is made pursuant to the proviso to Section 3 or is made in accordance with the written consent of the U.S. Buyer, which consent may be granted or withheld in the sole and absolute discretion of the U.S. Buyer.

          5.   Representations and Warranties of the U.S. Buyer.  The U.S. Buyer
               ------------------------------------------------
hereby represents, warrants and covenants to the Shareholder as follows:

          (a) The U.S. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. The U.S. Buyer has all necessary corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by the U.S. Buyer of this Agreement and the performance by the U.S. Buyer of its obligations hereunder have been duly and validly authorized by the board of directors of the U.S. Buyer and no other corporate proceedings on the part of the U.S. Buyer are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          (b) This Agreement has been duly and validly executed and delivered by the U.S. Buyer and constitutes a valid and binding agreement of the U.S. Buyer, enforceable against it in accordance with its terms, except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief which may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          6.   Further Assurances.  From time to time, at the other party's
               ------------------
request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          7.   Miscellaneous.
               -------------

          (a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

          (b) The Shareholder agrees that this Agreement and the respective rights and obligations of the Shareholder hereunder shall attach to any shares of Parent Stock, any securities convertible into such shares, and any other securities of the Parent entitled, or which may be entitled, to vote generally in the election of directors and any securities convertible into or exercisable or exchangeable for such securities (whether or not subject to contingencies with respect to any matter or proposal submitted for the vote or consent of the shareholders of the Parent), that may become Beneficially Owned by such Shareholder.

          (c) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, and each of the U.S. Buyer and the Shareholder shall indemnify and hold each other party harmless from and against any and all claims, liabilities or obligations with respect to any brokerage fees, commissions or finders' fees asserted by any person on the basis of any act or statement alleged to have been made by such party or its Affiliates.

          (d) This Agreement and all of the provisions hereof shall be binding upon and insure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party (whether by operation of Law or otherwise) without the prior written consent of each other parties to this Agreement; provided, that the U.S. Buyer may assign its rights
                           --------
and obligations hereunder to any Subsidiary or Affiliate of the U.S. Buyer, but no such assignment shall relieve the U.S. Buyer of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          (e) This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The parties may waive compliance by the other parties hereto with any representation, agreement or condition otherwise required to be complied with by such other party hereunder, but any such waiver shall be effective only if in writing executed by the waiving party.

          (f) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to the U.S. Buyer:

          Litton Industries, Inc.
          21240 Burbank Boulevard
          Woodland Hills, CA  91367
          Telecopy:  (818) 598-2025
          Attention:  John E. Preston, Esq.

          Copy to:

          O'Melveny & Myers LLP
          555 13th Street, N.W.
          Suite 500 West
          Washington, DC  20004-1109
          Telecopy:  (202) 383-5414
          Attention:  David G. Pommerening, Esq.

          If to the Shareholder:

          c/o Primark Corporation
          1000 Winter Street
          Suite 4300N
          Waltham, MA  02154
          Telecopy:  (617)  890-6129
          Attention:  General Counsel

or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

          (g) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          (h) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in any state or federal court sitting in Massachusetts. The parties hereto consent to personal jurisdiction in any such action brought in any state or federal court sitting in Massachusetts and to service of process upon it in the manner set forth in Section 7(f) hereof.

          (i) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (j) This Agreement shall be governed and construed in accordance with the Laws of the State of Massachusetts (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including matters of validity, construction, effect, performance and remedies.

          (k) The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. "Include," "includes," and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import.

          (l) Unless otherwise noted, all section references in this Agreement are references to the specified section of this Agreement.

          (m) This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the U.S. Buyer and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written.



                              LITTON INDUSTRIES, INC.



                              By: /s/ John E. Preston
                                 ____________________________
                                  Name:
                                  Title:


                              SHAREHOLDER


                               /s/ Joseph E. Kasputys
                              _______________________________
                              Name: Joseph E. Kasputys

                                  Schedule 1
                                  ----------




Shareholder                   Number of Shares of Parent Stock
-----------                   --------------------------------

J.E. Kasputys                             480,242

                                     Sch. 1-1